

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2023

Eric Chen
Chief Executive Director
AIB Acquisition Corp
875 Third Avenue, Suite M204A
New York, New York, 10022

      Re: AIB Acquisition Corp
          Form 10-K for the fiscal year ended December 31, 2022
          Filed March 29, 2023
          File No. 001-41230

Dear Eric Chen:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation